DEVON ENERGY CORPORATION

333. W. SHERIDAN AVE

OKLAHOMA, CITY, OKLAHOMA 73102-5015

TELEPHONE (405) 235-3611

November 20, 2020

VIA EDGAR

Ms. Karina Dorin and Loan Lauren Nguyen

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Devon Energy Corporation
Registration Statement on Form S-4
File No. 333-249859

Dear Ms. Dorin and Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Devon Energy Corporation respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated by the staff of the U.S. Securities and Exchange Commission to November 24, 2020 at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

Please contact Eric Otness of Skadden, Arps, Slate, Meagher & Flom LLP at (713) 655-5135 with any questions you may have regarding this request. In addition, please notify Mr. Otness by telephone when this request for acceleration has been granted.

/s/ Jeffrey L. Ritenour
Jeffrey L. Ritenour
Executive Vice President and Chief Financial Officer Devon Energy Corporation

cc:	Eric Otness, Esq.

Frank Bayouth, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Sean T. Wheeler, Esq.

Debbie Yee, Esq.

Michael Rigdon, Esq.

Kirkland & Ellis LLP